EXHIBIT 99.5

Convenience translation for information purposes only!

Report

of the Supervisory Board of

bwin Interactive Entertainment AG
Börsegasse 11, A-1010 Wien

on the review of the cross-border merger of
bwin-Interactive Entertainment AG
and PartyGaming Plc

20 December 2010

Convenience translation for information purposes only!

Table of Contents

1.	SUBJECT OF THE REVIEW	3
2.	INITIAL SITUATION	4
3.	COMPANIES CONCERNED BY THE MERGER	5
3.1	bwin Interactive Entertainment AG	5
3.2	PartyGaming Plc	6
3.3	bwin.party digital entertainment plc	6
4.	KEY REASONS FOR THE MERGER	8
5.	STEPS REQUIRED UNDER COMPANY LAW TO COMPLETE THE MERGER	12
5.1	Downstream demerger for acquisition	12
5.2	Cross-border merger of bwin into PartyGaming	13
6.	EXPLANATION OF THE CONDITIONS OF THE MERGER	14
7.	DETERMINATION OF THE SHARE EXCHANGE RATIO AND CASH COMPENSATION	17
8.	RESULTS OF THE REVIEW AND RECOMMENDATION	19

Convenience translation for information purposes only!

1.	SUBJECT OF THE REVIEW

The Management Board of bwin Interactive Entertainment AG, a stock corporation registered under FN 166449 d in the companies register of Vienna Commercial Court and having its registered office in Vienna at Börsegasse 11, 1010 Wien (“bwin”), and the Board of Directors of PartyGaming Plc, a public limited company registered under number 91225 in the register of companies of Gibraltar, having its registered office in Gibraltar at Suite 711, Europort, Gibraltar (“PartyGaming”) drew up a joint merger plan on 20 December 2010 according to which bwin is to be transferred to PartyGaming by way of a cross-border merger. The merger plan will be submitted to the general meetings of the bwin and PartyGaming shareholders for approval on 28 January 2011.

In this respect, the Management Board of bwin drew up a merger report on 20 December 2010.

The merger plan was audited for bwin by Deloitte Audit Wirtschaftsprüfungs GmbH (FN 36059 d), Renngasse 1/Freyung, 1010 Wien. Deloitte Audit Wirtschaftsprüfungs GmbH issued an audit report on the results of this audit on 20. December 2010, which is attached to this report as Appendix 1.

The Board of Directors of PartyGaming also drew up a directors’ report which Deloitte Limited, a company registered in Gibraltar under number 97704 with its registered office at Merchant House, 22/24 John Mackintosh Square, Gibraltar, audited for PartyGaming as merger auditor. The applicable Gibraltar laws do not require an equivalent to the Supervisory Board report in accordance with section 220c AktG in conjunction with section 3(2) EU-VerschG.

The members of the Supervisory Board of bwin were provided with the following documents:

	1.	The joint merger plan of bwin and PartyGaming dated 20 December 2010 together with the draft demerger and acquisition agreement as an Appendix to the joint merger plan;
	2.	the merger report of bwin’s Management Board dated 20 December 2010;
	3.	the directors’ report of the Board of Directors of PartyGaming dated 20 December 2010;
	4.	the audit report for bwin of Deloitte Audit Wirtschaftsprüfungs GmbH dated 20 December 2010;

Convenience translation for information purposes only!

	5.	the audit report for PartyGaming of Deloitte Limited dated 20 December 2010;
	6.	the audited closing balance of bwin as at 30 September 2010;
	7.	bwin’s interim balance sheet as at 30 September 2010; and
	8.	the interim balance sheet of PartyGaming as at 30 September 2010.

In accordance with section 220c AktG in conjunction with section 3(2) EU-VerschG, bwin’s Supervisory Board is required to review the intended merger on the basis of the merger report of bwin’s Management Board and the audit report for bwin, and to issue a written report thereon. The directors’ report of the Board of Directors of PartyGaming and the report of the merger audit for PartyGaming, while available to the Supervisory Board, are not the subject of the review of bwin’s Supervisory Board.

Accordingly, bwin’s Supervisory Board reviewed the intended merger on the basis of bwin’s merger report of 20 December 2010 and the audit report of Deloitte Audit Wirtschaftsprüfungs GmbH of 20 December 2010 and found the following:

2.	INITIAL SITUATION

The online gaming industry has been in a phase of consolidation for some time. As one of the leading providers, bwin has reviewed a number of strategic options intensively in the past 18 months. In doing so, a merger with PartyGaming has emerged as the best alternative from the point of view of the company and its shareholders.

From the beginning, the Supervisory Board has actively supported the decision making process with regard to the merger with PartyGaming and the planned transaction structure. In the circular resolution of 28 July 2010, the Supervisory Board finally approved the conclusion of the merger implementation agreement of bwin and PartyGaming.

The Merger Implementation Agreement governs the basic features of the merger and its implementation, and furthermore fixes the share exchange ratio of 12.23 PartyGaming shares (after the merger: bwin.party shares) per bwin share and the future composition of the Board of Directors. At the same time as entering into this agreement, which – subject to approval by the general meetings of shareholders – commits the Management Board of bwin and Board of Directors of PartyGaming to executing the transaction, the major shareholders of both companies (including the members of bwin’s Management Board and the Chief Executive Officer and Group

Convenience translation for information purposes only!

Finance Director of PartyGaming) made a binding commitment to support the transaction. The development of the listed share prices of bwin and PartyGaming directly after the announcement of the planned transaction on 29 July 2010 have shown clearly that the financial markets also have a positive view of the merger.

3.	COMPANIES CONCERNED BY THE MERGER

3.1	bwin Interactive Entertainment AG

bwin is the parent company of the bwin Group, offering sports betting, poker, casino games, soft games and skill games, as well as audio and video streaming coverage of top sporting events in various languages and currency options on the Internet. The bwin Group has over 20 million registered customers in over 25 core markets. The operational business of the bwin Group is carried out by subsidiaries and associated companies on the basis of licences (specifically, licences in Gibraltar, Italy and France).

The bwin Group currently has around 1,600 employees (not counting self-employed workers), preponderantly in Austria, Italy, Sweden and Gibraltar. bwin shares (ISIN: AT0000767553) are listed for official trading on the Vienna Stock Exchange, are traded in the Prime Market segment, and are listed on ATX, the leading share index of the Vienna Stock Exchange.

The bwin Group offers its services through its own bwin platforms and also through secondary brands and partnerships. In addition to business to consumer (B2C) products and services, the bwin Group offers software licences and solutions to third-party companies permitting the latter to operate their own platforms under their own names (business to business, “B2B”). bwin also has its own payment service provider, a wholly-owned indirect subsidiary, CQR Payment Solutions Ltd, which is licensed by the UK’s Financial Services Authority.

Major shareholders of bwin are Androsch Privatstiftung, which, together with AIC Androsch International Management Consulting GmbH and Dkfm. Dr. Hannes Androsch, own approx. 8.8% of the shares, and New Media and Gaming Holding Limited, a company wholly owned by Manfred Bodner and Mag. Norbert Teufelberger, which holds about 5.6% of the shares in bwin.

Convenience translation for information purposes only!

3.2	PartyGaming Plc

PartyGaming is a company which has been listed on the London Stock Exchange since 2005 and is active in the online gaming sector, offering a wide range of games through its own PartyGaming platforms and through secondary brands and alliances. Adults can use PartyGaming’s game platforms to choose from a large number of games using different languages and currencies. In addition to business to consumer (B2C) products and services, PartyGaming offers software licences and solutions to third-party companies which permits the latter to operate their own platforms (business to business, “B2B”): the PartyGaming Group has gaming licences in Italy, France, Alderney and Gibraltar.

The PartyGaming Group currently has some 1,300 employees at the head office in Gibraltar, outsourced units in India, and operating establishments in Europe, Israel and the USA.

Major shareholders of PartyGaming as at 17 December 2010 are (i) Emerald Bay Limited, (ii) Stinson Ridge Limited (both holding about 14.16% of the shares in PartyGaming), (iii) FIL Limited (about 10.02% of the shares in PartyGaming), (iv) Janus Capital Management LLC (about 7.07% of the shares in PartyGaming), (v) Prudential plc (about 5.68% of the shares in PartyGaming), (vi) Legal & General Group plc (about 5.09% of the shares in PartyGaming) und (vii) BlackRock, Inc. (about 5.00% of the shares in PartyGaming).

3.3	bwin.party digital entertainment plc

Upon the subject merger becoming legally effective, the assets of bwin (as they stand after legal effectiveness of the demerger), including debts, shall pass to PartyGaming by way of universal succession and PartyGaming will change its name – subject to approval by the PartyGaming shareholders at the general meeting of shareholders resolving on the merger – to “bwin.party digital entertainment plc” (“bwin.party”). The legal personality of PartyGaming (after the merger: bwin.party) will not change as a result of the merger. bwin.party will continue to be a public limited company under the laws of Gibraltar registered under number 91225 in the Gibraltar Registrar of Companies and have its registered office in Gibraltar at Suite 711, Europort, Gibraltar.

As bwin.party is not a public limited company registered in the UK, transactions in bwin.party shares cannot be directly processed electronically through the CREST

Convenience translation for information purposes only!

system (the London Stock Exchange clearing system). However, PartyGaming has put in place depositary interest arrangements with Capita IRG Trustees Limited which will enable electronic trading with bwin.party shares through the CREST system. Under these arrangements, Capita IRG Trustees Limited will issue tradable depositary interests (“DIs”) representing bwin.party shares to bwin.party shareholders wishing to hold and transfer their bwin.party shares through the CREST system and receive the corresponding bwin.party shares to be held in trust. Apart from the possibility of trading the DIs on the London Stock Exchange through the CREST system, bwin.party shareholders are also entitled at any time to demand the removal of the DIs from the CREST system and physical delivery by their depositary bank of their bwin.party shares.

The goal of bwin.party will be to ensure in the short term that the existing operations develop as expected and that the synergies resulting from the merger are realised as planned. The primary strategic goal of the combined group company will be to achieve and further consolidate market leadership in the online gaming sector. bwin.party’s long-term business strategy will combine the key aspects of the strategies of bwin and PartyGaming, not least due to the complementary nature of bwin and PartyGaming in terms of the product line-up and geographical focus of the two companies.

bwin and PartyGaming have agreed on a balanced membership of the Board of Directors. After the merger becomes legally effective, the Board of Directors of bwin.party will consist of the following members:

Member, function	Age	End of term of office

Simon Duffy	60	General Meeting of Shareholders 2011
Chairman
Jim Ryan	49	General Meeting of Shareholders 2011
Joint CEO
Mag. Norbert Teufelberger	45	General Meeting of Shareholders 2011
Joint CEO
Martin Weigold	45	General Meeting of Shareholders 2011
Chief Financial Officer
Joachim Baca	39	General Meeting of Shareholders 2011
Chief Operating Officer
Per Afrell	53	General Meeting of Shareholders 2011
Independent Non-Executive Director
Manfred Bodner	48	General Meeting of Shareholders 2011
Non-Executive Director
Tim Bristow	55	General Meeting of Shareholders 2011
Independent Non-Executive Director
Mag. Helmut Kern	45	General Meeting of Shareholders 2011
Independent Non-Executive Director
Rami Lerner	56	General Meeting of Shareholders 2011
Non-Executive Director
Lewis Moonie	63	General Meeting of Shareholders 2011
Independent Non-Executive Director
Rod Perry	65	General Meeting of Shareholders 2011
Deputy Chairman and Senior

Convenience translation for information purposes only!

Independent Director
Dr. Georg Riedl[1]	51	General Meeting of Shareholders 2011
Non-Executive Director

4.	KEY REASONS FOR THE MERGER

Since it emerged in the mid-nineties, the online gaming industry has grown continually. Its growth was driven primarily by the increasing use of broadband internet, substantial marketing investment by the leading online gaming companies, the creation of regulatory regimes in a number of countries and growing consumer confidence in e-commerce. According to H2 Gambling Capital Consultants (H2GC), global online gross gaming yield (excluding the US) has grown from an estimated EUR 3.4 billion in 2003 to EUR 13.9 billion in 2009, and is expected to be approx. EUR 20.1 billion a year by 2012.

While the regulatory landscape for online gaming continues to be characterised by different regulations, more and more states are recognising the popularity of online gaming and are creating suitable legal frameworks or draft legislation with the goal to protect consumers, ensure service security, increase tax revenue and ensure competition between providers. In view of the latest rulings by the European Court of Justice (see the comments in the section “Regulatory Environment” in bwin’s quarterly report for the third quarter and first nine months of 2010, available at www. bwin.org) and initiatives by the European Commission (including the planned publication of a Green Paper on online gaming), it can be assumed (in the view of bwin’s Management Board and Supervisory Board) that the trend towards more regulation will speed up in the next few months, and that online gaming providers will face different regulatory requirements and product licensing in different countries, where private and state providers can compete with each other.

In the view of bwin’s Management Board and Supervisory Board it can be assumed, in consideration of the risks set forth in item 3.4.1 of the report of the Management Board, that the online gaming market will consolidate in the next few years as a result of (i) domination by well-known and established internet sites and (ii) corporate mergers and acquisitions. Historically, the most important factors for success for companies in the online gaming industry were (i) the so-called “first mover advantage”, (ii) a critical mass of users (liquidity), (iii) attractive and scalable

1 If Androsch Privatstiftung holds less than 3% of the capital stock of bwin.party at the time of completion of the merger, Dr. Georg Riedl will be regarded as an independent non-executive director of bwin.party in the meaning of the applicable UK Corporate Governance provisions.

Convenience translation for information purposes only!

technology, (iv) innovative marketing campaigns, (v) experienced management and (vi) products available in a large number of languages and currencies.

In view of this background bwin and PartyGaming believe that the merger is the right step for both companies and their shareholders and that it represents a major opportunity for the future. The merger of the complementary strengths and business models of bwin and PartyGaming will result in:

•	The world’s largest listed online gaming company

Upon legal effectiveness of the merger, bwin.party will be the world’s largest listed online gaming company and a market leader in each of the four product verticals (poker, sports betting, casino and games, and bingo).

Without allowing for the synergies resulting from the merger, bwin.party would have had unaudited pro forma net revenue in 2009 of EUR 696,200,000 (EBITDA: EUR 149,700,000).

•	A balanced revenue base by product, territory and channel

The geographical spread and product mix of PartyGaming and bwin are highly complementary. The merger of the two companies will produce a more balanced breakdown of sales, both in regard to main markets and in the product mix.

Based on the company’s pro forma net revenue, bwin.party’s main markets in the year 2009 were Germany (25.5% of revenue), United Kingdom (10.3% of revenue), Canada (9% of revenue), Italy (6.5% of revenue) and The Netherlands (6% of revenue). bwin.party’s pro forma net revenue was by product vertical: Poker: 34.2% of pro forma net revenue, sports betting: 28.8% of pro forma net revenue, casino and other games: 33.7% of pro forma net revenue, and bingo: 3.3% of pro forma net revenue.

•	A good starting position for further expansion of bwin.party’s B2B and B2G (“Business-to-Government”) services for international customers and state providers.

•	Annual synergies of approx. EUR 55,000,000 gross before tax

Convenience translation for information purposes only!

The bwin Management Board believes that the merger will lead to gross pretax cost synergies of up to EUR 42,000,000 (before depreciation) per year. These synergies are the result of, inter alia, (i) removal of duplicated costs, (ii) scale economies in purchasing and (iii) the merger of the IT platforms of bwin and PartyGaming.

Further synergies probably worth at least EUR 13,000,000 per year will arise (in the view of the bwin Management Board) as a result of, inter alia, the following measures and effects: (i) Cross-selling of products to customers of bwin and PartyGaming, (ii) achieving similar gross win margins on PartyGaming’s sports betting business as is achieved by bwin, (iii) using new distribution channels (e. g. mobile phones) and (iv) enhanced international coverage, which should also positively influence the B2B business.

Some 80% of the total synergies should already be achieved in 2012. Over the two-year period following completion of the merger, all synergies should be fully realised.

•	One of the largest pools of customer liquidity in online peer-to-peer games

A large customer base is decisive for the success of peer-to-peer games such as poker and bingo. It can be assumed that the merger will increase the attractiveness of bwin.party’s poker and bingo products. The increased liquidity will also contribute to making larger jackpots possible in casino and bingo games, which, in turn, will increase the appeal of the games.

In addition, a strong sports betting business is important as it will diversify bwin.party’s risk, reduce gross win volatility and ensure the competitiveness of the odds offered.

•	A large pool of experienced executive talent

As the online gaming market has expanded, so has the need for highly skilled executives. The management teams of PartyGaming and bwin are regarded as two of the most experienced. By combining the two teams, bwin.party will become a first choice for the industry’s most talented executives, and this could further improve the combined group’s ability to innovate and expand.

bwin.party succeeded in attracting an experienced and internationally

Convenience translation for information purposes only!

recognised person as independent chairman of the Board of Directors: Simon Duffy, who acted as CEO of Tradus PLC (previously QXL Ricardo PLC), a leading online retail company in Central and Eastern Europe from 2007 to 2008; before 2007, Simon Duffy was executive vice-chairman of ntl:Telewest Inc. (now Virgin Media Group), after acting as chairman, CEO and COO of ntl Inc., a company listed on NASDAQ that has become the most important component of the Virgin Media Group. Before joining ntl, Simon Duffy was CFO of mobile phone group Orange SA. Simon Duffy graduated as a Master of Arts from Oxford University and holds an MBA from the Harvard Business School, where he was accepted as a Harkness-Fellow.

•	A strong and stable capital structure

bwin.party will benefit from a strong balance sheet, which will enable it to continue growing in a highly competitive market.

The Management Board and the Supervisory Board of bwin believe that bwin.party is well positioned, given its strong and stable capital structure, to finance any future investment through the capital market.

•	Well positioned for continued online gaming market consolidation

To achieve significant market shares in newly regulated markets (and markets where regulation is foreseeable), the bwin Management Board and Supervisory Board believe that acquisition of existing companies will under certain circum- stances be preferable to direct investment. Due to the economies of scale from the merger, the increased cash-flow and the management expertise, bwin.party will be well placed to continue to participate in the ongoing consolidation in the online gaming industry.

•	Well positioned to enter potential new markets, including the USA

In addition to being a market leader in sports betting, casino and games and bingo, bwin.party will have particular strengths in the promising online poker segment due to (i) proven and scalable technologies and (ii) its world-famous poker brands “PartyPoker.com”, “World Poker Tour” and “pokerroom.com”. Market entry in the USA should also be facilitated by (i) a planned partnership with an existing gaming company licensed in the USA, (ii) bwin.party’s

Convenience translation for information purposes only!

database, which includes over 12 million poker players in the USA and (iii) bwin.party’s management experience in the US poker market.

PartyGaming and its executive directors, bwin and its Management Board and the respective core shareholders of the company have signed a regulatory process agreement. Among other things, this agreement provides that core shareholders of PartyGaming can be obliged under specific conditions to sell their shares, if this proves necessary to obtain a gaming concession. Thus, bwin.party will be enabled to seize major business opportunities in newly regulated markets.

5.	STEPS REQUIRED UNDER COMPANY LAW TO COMPLETE THE MERGER

5.1	Downstream demerger for acquisition

bwin is currently not only the holding company for the bwin Group but also operationally active to a considerable extent. For the purpose of creating an appropriate group structure (for more information on the economic motivation for the demerger, see the demerger report of the bwin Management Board of 17 December 2010, available at www. bwin.org), it is intended, prior to the completion of the merger, to transfer bwin’s operational business including the participating interests listed in section 4(10)(a) of the draft demerger and acquisition agreement to bwin Services AG (FN 351580 f), having its registered office in Vienna and its business address at Börsegasse 11, 1010 Vienna (“bwin Services AG”), a wholly-owned subsidiary of bwin, by way of a demerger for acquisition according to section 1(2)no.2 in conjunction with section 17 SpaltG utilising the tax concessions of Art VI UmgrStG as at 30 September 2010 by way of universal succession. For this purpose, the Management Boards of bwin and bwin Services AG drafted a demerger and acquisition agreement on 17 December 2010. After completion of the demerger, bwin will retain only the assets listed in section 4(10)(b) of the demerger and acquisition agreement, including the participating interest in bwin Services AG.

The demerger will be submitted for resolution by the general meeting of bwin’s shareholders on 28 January 2011 that will also resolve on the merger. The general meeting of bwin Services AG will probably approve the demerger on 27 January 2011. After approval by the two general meetings, the demerger and acquisition agreement will be concluded by bwin and bwin Services AG in notarised form.

Convenience translation for information purposes only!

5.2	Cross-border merger of bwin into PartyGaming

In a second step, bwin is to be merged into PartyGaming in application of the EU-VerschG, UmgrStG and the Gibraltar Companies (Cross-Border Mergers) Regulations 2010 (“CMB Regulations 2010”). For this purpose, bwin and PartyGaming have drawn up a joint merger plan on 20 December 2010 in accordance with section 5 EU-VerschG and Regulation 7 CBM Regulations 2010. According to such plan, bwin’s assets are to be transferred to PartyGaming by way of universal succession. The transfer applies to bwin’s assets, together with all rights, obligations and contractual relationships existing at the time of registration of the demerger for acquisition and subsequently modified until the merger becomes legally effective. bwin’s assets to be transferred on the basis of the merger plan have a positive fair value on the merger date as well as on the date of the issue of the joint merger plan.

The merger is completed on the basis of the closing balance sheet of bwin as at 30 September 2010, taking advantage of the reorganisation tax concessions under Art I UmgrStG. The Accounting Effective Date within the meaning of section 5 (2) no.6 of the EU-VerschG is 30 September 2010. Accordingly, from 1 October 2010, 00.00 hours, all actions by bwin relating to the assets to be merged are regarded as being for the account of bwin.party retroactively. From 1 October 2010, all benefits and charges of the assets transferred are borne by PartyGaming (after merger: bwin.party).

The general meetings of the shareholders of bwin and PartyGaming are due to resolve on the merger on 28 January 2011.

For an assessment of the question of a capital reducing effect, if any, reference is made to the comments of the Management Board of bwin in its merger report. The Supervisory Board adopts this assessment of the Management Board without limitations.

The merger shall become legally effective as soon as a copy of the ruling of the Supreme Court of Gibraltar approving the merger under Regulation 16 of the CBM Regulations 2010 is delivered to the Registrar of Companies in Gibraltar for registration in the Gibraltar Register of Companies and the resolution becomes final and enforceable. Upon legal effectiveness of the merger, the following legal consequences pursuant to section 225a(3) AktG in conjunction with section 3(2) EU-VerschG and Regulation 17(1) of the CBM Regulations 2010 shall arise inter alia:

Convenience translation for information purposes only!

	•	bwin’s assets including its debts shall be transferred to bwin.party by way of universal succession;
	•	bwin shall be dissolved and the bwin shares shall perish. Trading in bwin shares on the Vienna Stock Exchange is discontinued;
	•	in exchange for each bwin share, bwin shareholders shall receive 12. 23 bwin.Party shares securitised as depositary interests (DIs).

6.	EXPLANATION OF THE CONDITIONS OF THE MERGER

In its merger report of 20 December 2010, the Management Board explained the effects of the merger on the creditors and employees of the companies concerned by the merger, including the implications of the merger on employees’ tort claims. In accordance with statutory requirements, the Management Board has further explained the legal and commercial aspects of the measures in accordance with section 226(3) AktG in conjunction with section 3(2) EU-VerschG, the likely consequences of the merger and the joint merger plan and specifically the share exchange ratio.

The joint merger plan was audited for bwin by Deloitte Audit Wirtschaftsprüfungs GmbH as merger auditors; subsequently to this audit, Deloitte Audit Wirtschaftsprüfungs GmbH has issued a written audit report.

The joint merger plan, which forms the basis of the intended merger of bwin and PartyGaming, specifically states the following:

In the preamble it is explained that as PartyGaming is not registered in the UK, PartyGaming shares cannot be held or transferred in CREST (being the paperless settlement system of the London Stock Exchange). Therefore, PartyGaming has entered into depositary interests arrangements with Capita IRG Trustees Limited for the transfer of PartyGaming shares to Capital IRG Trustees to hold on trust. In return, Capital IRG Trustees Limited shall issue DIs tradable through the CREST system to eligible parties.

Section 4 of the merger plan (Mandatory content of the merger plan under section 5(2) EU-VerschG and Regulation 7(2) of the CBM Regulations) includes the mandatory content of the merger plan in accordance with section 5(2) EU-VerschG and Regulation 7(2) of the CBM Regulations 2010:

Convenience translation for information purposes only!

•

any person who at the time of legal effectiveness of the merger holds one or more bwin shares and has not exercised his/her right to cash compensation shall be eligible for 12.23 new bwin.party shares denominated in GBP (for reasonableness, see sections 7 (Determination of the Share Exchange Ratio and Cash compensation) and 8 (Results of the Review and Recommendation).

•

Since bwin.party will not have its registered office in the UK, bwin.party shares cannot be directly held and transferred in the CREST system (being the paperless settlement system of the London Stock Exchange). However, to enable shareholders to enter into transactions in respect of bwin.party shares through CREST (and thus, through the London Stock Exchange), PartyGaming has put in place depositary interest arrangements. Under such arrangements, bwin shareholders entitled to exchange have their securities deposit credited with depository interests (DIs), which securitise the bwin.party shares and are tradable through CREST, together with any DI fractions. Via their depositary bank, holders of DIs may at any time withdraw them from CREST and require physical delivery of the bwin.party shares.

•

Any DI fractions (depositary interests) will be consolidated by the depositary banks within ten trading days from the legal effectiveness of the merger and transferred to Erste Group Bank AG. The latter, in turn, is obliged to sell the DI fractions received (rounded down to the nearest whole DI) on the trading day following the end of this period at the prevailing price on the London Stock Exchange and to distribute the prorate proceeds of the sale to eligible shareholders. All sales costs and commissions (including all costs in connection with the conversion of proceeds from GBP to EUR) will be borne by bwin.party.

•	Trading in bwin shares on the Vienna Stock Exchange will be suspended for a period of three trading days before legal effectiveness of the merger for settlement reasons.

•	In accordance with the statute, section 4 (6) of the merger plan discloses the special rights and proposed measures in accordance with section 5(2)no.7 EU-VerschG.

•

In accordance with the statute, section 4 (7) of the merger plan discloses the special advantages in accordance with section 5(2)no.8 EU-VerschG and provides information on the planned composition of the Board of Directors of

Convenience translation for information purposes only!

bwin.party. It further contains information on the remunerations and stock option plans for members of the Board of Directors. Finally, it states the amount of the fees of the merger auditors involved.

•

Any bwin.party employee participation is subject to the laws of Gibraltar, and specifically, to the Employment Act 1954, the Employment (European Works Council) Regulations 2006 and the Employment (Information and Consultation of Employees) Regulations 2005.

•

bwin shareholders who do not wish to become shareholders of bwin.party can either sell their bwin shares on the Vienna Stock Exchange until a few trading days before completion of the transaction (this will be several weeks after approval of the merger by the general shareholders’ meeting of bwin and PartyGaming; bwin shareholders will be notified of the merger completion date at the latest 12 trading days before the legal effectiveness of the merger) and thus be able to cash possibly a higher amount than the cash compensation offer, or exercise their right to a cash compensation.

•

In accordance with section 10 EU-VerschG, bwin shareholders who objected on the record to the merger resolution and who were bwin shareholders from the time of the resolution to the time of filing the legal claim, are entitled to reasonable cash compensation in exchange for their shares. The cash compensation offer can be accepted at the same time as the objection on the record is made at the general meeting, otherwise a declaration of acceptance in writing must be received by bwin within one month after the merger resolution. Entitlement to cash compensation shall be conditional on registration of the merger, be due on registration and shall lapse after three years.

•

The cash compensation is offered by bwin and amounts to EUR 23.52 per bwin share (for reasonableness see sections 7 [Determination of the Share Exchange Ratio and Cash compensation] and 8 [Results of the Review and Recommendation]. As the cash compensation is not due and payable until registration of the merger, i. e. after liquidation of bwin, it will de facto be paid by bwin.party after legal effectiveness of the merger.

•

bwin and PartyGaming will provide security for the full amount of the cash compensation claimed by bwin shareholders in the form of a bank guarantee or a cash deposit. As soon as a bwin shareholder exercises his/her right to cash

Convenience translation for information purposes only!

compensation, the corresponding bwin shares will be provided with a specific International Securities Identification Number (ISIN). As a result, the bwin shares identified in this way can no longer be traded on the stock exchange.

In accordance with section 5 of the merger plan (PartyGaming judgment note), PartyGaming, in accordance with section 12(1)no.2 EU-VerschG and subject to approval by the general meeting of the merger plan, intends to accept explicitly the fact that bwin shareholders can initiate review proceedings for the share exchange ratio before the Vienna Commercial Court in accordance with sections 225c et seq. AktG. For reasons of legal certainty, PartyGaming intends to issue a suitable judgment note in the general meeting regarding the procedure in accordance with section 11 EU-VerschG for a court review of the cash compensation.

Section 6 (Conditions Precedent) of the merger plan specifies that the effectiveness of the merger will be subject to the following conditions precedent: (i) approval by the general shareholders’ meetings of bwin and PartyGaming, (ii) registration of the demerger in the Austrian companies register, (iii) rejection of responsibility for the merger, explicit approval of or failure to disallow the merger after expiry of the audit period, or failure to institute proceedings before the end of the applicable waiting periods by the competent Competition Commission in Romania.

After a detailed review of the proposed transaction on the basis of the merger report of the Management Board of 20 December 2010 and the audit report of Deloitte Audit Wirtschaftsprüfungs GmbH of 20 December 2010, the Supervisory Board concludes that the information in the merger plan is complete and accurate and that the merger transaction is presented in detail. Statutory requirements for the content of the merger plan are complied with. According to the provisions of the merger plan, the statements of the Management Board of bwin in the merger report, specifically regarding the determination of the share exchange ratio, and according to the merger audit report of Deloitte Audit Wirtschaftsprüfungs GmbH, the completion of the merger will be legally correct.

7.	DETERMINATION OF THE SHARE EXCHANGE RATIO AND CASH COMPENSATION

As set out in section 6, (explanations of the conditions of the Merger) each person holding one or more bwin shares on the date of legal effectiveness of the merger and who has not requested cash compensation will receive 12.23 bwin.party shares denominated in GBP for each bwin share in accordance with the joint merger plan of

Convenience translation for information purposes only!

20 December 2010. The cash compensation offered to bwin shareholders in compliance with section 10 EU-VerschG is EUR 23.52 per bwin share.

The share exchange ratio is the result of lengthy negotiations, and was finally determined by bwin and PartyGaming in cooperation with their advisers, namely McQueen Ltd for bwin and Deutsche Bank AG, London, for PartyGaming. As the negotiations on the entry into the merger and the associated due diligence reviews took place over an extended period with a number of interruptions, the provisionally agreed share exchange ratio was continuously reviewed and adjusted once in the context of the dividend distribution to bwin shareholders in May 2010. The exchange ratio and the cash compensation offer were confirmed and – in the case of the cash compensation – determined on the basis of the company valuations carried out by bwin. These company valuations were carried out on the basis of the rules and guidelines KFS/BW1 of the Fachsenat für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation of the Chamber of Accountants and Auditors, version dated 27 February 2006 (“Rules and guidelines KFS/BW1”).

A discounted cash-flow approach was used (“DCF method”), in this instance, the net method (equity method), in which the equity capital costs (the capitalisation interest rate in the net method) were determined using the capital asset pricing model.

The company valuation resulted in the following market value spread for the shareholders’ equity of bwin:

Market value of shareholders’ equity EUR 787.1 million to EUR 844.5 million alternatively, based on 35,912,455 bwin shares in circulation as of 3 December 2010, a

Market value per bwin share of EUR 21.92 to EUR [23.52].

At the same time, this result shows the range for the cash compensation offer to bwin shareholders.

The following market value spread was found for the shareholders’ equity of PartyGaming:

Convenience translation for information purposes only!

Market value of shareholders’ equity EUR 710.4 million to EUR 763.4 million,

alternatively, based on 408,964,391 PartyGaming shares in circulation as of 30 November 2010, a

Market value per PartyGaming share of EUR 1.74 to EUR 1.87.
This shows a range for the exchange ratio between 11.74 and 13.54 PartyGaming shares for each bwin share.

The bwin Management Board is therefore of the opinion that the exchange ratio of 12.23 shares in bwin.party for one bwin share as notified on 29 July 2010 is reasonable.

The bwin Management Board has also concluded that the cash compensation offer at the upper end of the market value per bwin share, EUR 23.52, is reasonable and will be fixed at this amount.

In the course of its merger audit, Deloitte Audit Wirtschaftsprüfungs GmbH as independent merger auditors for bwin in accordance with section 7 EU-VerschG and section 220b AktG in conjunction with section 3(2) EU-VerschG, audited the merger plan, the appropriateness of the share exchange ratio, any cash payments and the cash compensation and delivered a written report on 20 December 2010. The audit report confirms without restrictions that the proposed exchange ratio and the amount of the cash compensation offer are adequate.

The Supervisory Board, in agreement with the audit report of the independent merger auditor, is accordingly of the opinion that the valuation of the share exchange ratio and the cash compensation is correct, and that the exchange ratio and the cash compensation are adequate.

8.	RESULTS OF THE REVIEW AND RECOMMENDATION

bwin’s Supervisory Board has reviewed the intended merger on the basis of bwin’s Management Board’s merger report of 20 December 2010 and the merger audit report of Deloitte Audit Wirtschaftsprüfungs GmbH of 20 December 2010.

Regarding the merger, bwin was legally advised by Brandl & Talos Rechtsanwälte GmbH, Mariahilfer Strasse 116, 1070 Vienna, and during the negotiation of the

Convenience translation for information purposes only!

Merger Implementation Agreement, in connection with English law, by Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, and also in connection with the preceding due diligence investigations, by Bird & Bird LLP, 15 Fetter Lane, London EC4A 1JP and Triay Stagnetto Neish, Burns House, 19 Town Range, Gibraltar. KPMG Niederösterreich GmbH, Bahnhofsplatz 1A/1/3, 2340 Mödling, advised bwin on tax issues with regard to the transaction and performed the tax due diligence investigations.

Regarding Corporate Finance questions, specifically in connection with determining the exchange ratio and cash compensation, bwin was advised by McQueen Limited, 50 Pall Mall, London, SW1Y 5JH.

The Supervisory Board of bwin concludes as the result of its review:

The information in the present merger plan is complete and correct. The merger transaction is presented in detail. Statutory requirements for the obligatory content of the merger plan are complied with. In accordance with the provisions of the merger plan, the statements of the Management Board of bwin in the merger report, and specifically on determination of the exchange ratio and cash compensation, and according to the merger audit report of Deloitte Audit Wirtschaftsprüfungs GmbH, the completion of the merger will be legally correct.

The execution of the merger is economically advisable and advantageous for bwin shareholders. The share exchange ratio and the cash compensation offered are adequate. The Supervisory Board accordingly recommends that shareholders vote for the merger and preceding demerger in the general shareholders’ meeting on 28 January 2011.

This review report of the Supervisory Board was adopted at the meeting of the Supervisory Board on 20 December 2010.

Vienna, 20 December 2010

Chairman of the Supervisory Board of bwin Interactive Entertainment AG

Convenience translation for information purposes only!

Appendix ./1:
Merger audit report of Deloitte Audit Wirtschaftsprüfungs GmbH